Filed Pursuant to Rule 424(b)(3)
Registration No. 333-161449

KBS LEGACY PARTNERS APARTMENT REIT, INC.
SUPPLEMENT NO. 13 DATED DECEMBER 17, 2012
TO THE PROSPECTUS DATED APRIL 13, 2012

This document supplements, and should be read in conjunction with, the prospectus of KBS Legacy Partners Apartment REIT, Inc. dated April 13, 2012, as supplemented by supplement no. 1 dated April 13, 2012, supplement no. 6 dated July 25, 2012, supplement no. 7 dated August 13, 2012, supplement no. 8 dated August 16, 2012, supplement no. 9 dated October 24, 2012, supplement no. 10 dated November 6, 2012, supplement no. 11 dated November 8, 2012 and supplement no. 12 dated November 9, 2012. As used herein, the terms “we,” “our” and “us” refer to KBS Legacy Partners Apartment REIT, Inc. and, as required by context, KBS Legacy Partners Limited Partnership, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the expected announcement and implementation of an updated primary offering selling price; and

•	the execution of an agreement to purchase a 228-unit apartment complex located on approximately 5.59 acres of land in Eden Prairie, Minnesota.
Expected Announcement and Implementation of an Updated Primary Offering Selling Price
Updated Share Price
We currently expect to announce and implement an updated primary offering selling price for new purchases of common stock in this offering on February 27, 2013.
Dividend Reinvestment Plan
At such time as we announce an updated primary offering selling price, participants in the dividend reinvestment plan will acquire shares of common stock under the plan at a price equal to 95% of the updated primary offering selling price.  The first purchase date after the announcement of the updated primary offering selling price is expected to be on or around March 2, 2013.  Also, as provided under the dividend reinvestment plan, and in addition to the standard termination procedures, a dividend reinvestment plan participant shall have no less than two business days after the date we publicly announce a new primary offering selling price in a filing with the SEC to notify us in writing of its termination of participation in the plan.
Probable Real Estate Investment
Watertower Apartments
On December 12, 2012, we, through indirect wholly owned subsidiaries, entered into a sale, purchase and escrow agreement with Eden Prairie Watertower LLC (the "Seller") to purchase an apartment complex, containing 228 apartment units located on approximately 5.59 acres of land in Eden Prairie, Minnesota (“Watertower Apartments”).  The Seller is not affiliated with us or our advisors. In connection with the sale, purchase and escrow agreement, we made deposits of $1.5 million under the sale, purchase and escrow agreement. Pursuant to the sale, purchase and escrow agreement, we would be obligated to purchase Watertower Apartments only after satisfaction of agreed upon closing conditions. There can be no assurance that we will complete the acquisition. In some circumstances, if we fail to complete the acquisition without legal excuse, we may forfeit up to $1.5 million of earnest money.
The purchase price of Watertower Apartments is approximately $38.4 million plus closing costs. We intend to fund the purchase of Watertower Apartments with proceeds from a mortgage loan from an unaffiliated lender and proceeds from this offering.
Watertower Apartments is located in Eden Prairie, Minnesota and consists of 228 apartment units, encompassing 218,710 rentable square feet. Watertower Apartments was constructed in 2004 and is currently 94% occupied. The current aggregate annual effective base rent for the tenants of Watertower Apartments is approximately $3.3 million.

The average occupancy rate for Watertower Apartments during each of the last five years was as follows:

Year	Average Occupancy Rate
2007	89%
2008	87%
2009	88%
2010	94%
2011	94%
The average effective monthly rental rate per unit for each of the last five years for Watertower Apartments was as follows:

Year	Average Effective Monthly Rental Rate per Unit
2007	$1,278
2008	1,290
2009	1,285
2010	1,308
2011	1,316
We calculate average effective monthly rental rate per unit as the monthly contractual base rental income, net of free rent, divided by the average units leased.
In addition, Watertower Apartments contains two retail spaces encompassing 10,065 rentable square feet, both of which are leased. The aggregate effective annual base rent for the retail spaces is $0.2 million, or $21.94 per square foot.
We believe that Watertower Apartments is suitable for its intended purpose and adequately insured, and we do not intend to make significant renovations or improvements to Watertower Apartments. For the year ended December 31, 2011, Watertower Apartments recorded $0.5 million of property tax expense related to the 2011 property tax year.

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